THE FUTURE DIMENSIONS VARIABLE ANNUITY

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account S-A1

Supplement Dated June 2, 2015

This supplement updates and amends certain information contained in your Contract prospectus and Statement of Additional Information, each dated October 1, 2004, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus and Statement of Additional Information for future reference.

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NOTICE OF AND IMPORTANT INFORMATION REGARDING AN UPCOMING FUND SUBSTITUTION

> *The following information only affects you if you currently invest in or plan to invest in the Subaccount that corresponds to the Fidelity® VIP Equity-Income Portfolio.*

On May 12, 2015, the Securities and Exchange Commission issued an order to permit the Security Life of Denver Insurance Company (the "Company") and its Security Life Separate Account S-A1 (the "Variable Account") to replace, effective on or about August 14, 2015 (the "Substitution Date") Initial Class shares of the Fidelity® VIP Equity-Income Portfolio with Class I shares of the Voya Russell™ Large Cap Value Index Portfolio.

Voluntary Transfers Before the Substitution Date. Prior to the Substitution Date and for thirty days thereafter you may transfer amounts you have invested in the Fidelity® VIP Equity-Income Portfolio to any other Subaccount or to the Guaranteed Interest Account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers). **See the YOUR RIGHT TO TRANSFER section beginning on page 20 of your Contract prospectus for information about making Subaccount transfers, including applicable restrictions and limits on transfers.** Withdrawals may be taken during the same period, but only in accordance with and subject to the terms and conditions of your Contract.

On the Substitution Date. On the Substitution Date your investment in the Subaccount that invested in the Fidelity® VIP Equity-Income Portfolio will automatically become an investment in the Subaccount that invests in the Voya Russell™ Large Cap Value Index Portfolio with an equal total net asset value. You will not incur any fees or charges or any tax liability because of this automatic reallocation, and your Contract Value immediately before the reallocation will equal your Contract Value immediately after the reallocation.

Automatic Fund Reallocations After the Substitution Date. After the Substitution Date, the Fidelity® VIP Equity-Income Portfolio will no longer be available through your Contract. If your most recent payment allocation instructions include the Subaccount that corresponds to the Fidelity® VIP Equity-Income Portfolio and unless you provide us with alternative allocation instructions, payments received that would have been allocated to the Subaccount corresponding to this fund will be automatically allocated to the Subaccount that corresponds to the Voya Russell™ Large Cap Value Index Portfolio.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050.

Fund Addition. Effective on the Substitution Date, the Voya Russell^{TM} Large Cap Value Index Portfolio will be added to your Contract as an available investment option. **See INFORMATION ABOUT THE VOYA RUSSELL^{TM} LARGE CAP VALUE INDEX PORTFOLIO below.** More information about the risks associated with investing in this fund can be found in the current prospectus and Statement of Additional Information for that fund. A summary prospectus accompanies this filing. Please read this summary prospectus carefully before deciding what to do with amounts allocated to the Subaccount that invests in the Voya Russell^{TM} Large Cap Value Index Portfolio.

After the Substitution Date. After the Substitution Date there will be no further disclosure regarding the Fidelity® VIP Equity-Income Portfolio in any future supplements to the Contract prospectus.

INFORMATION ABOUT THE VOYA RUSSELL^{TM} LARGE CAP VALUE INDEX PORTFOLIO

In connection with the upcoming fund substitution involving the Fidelity® VIP Equity-Income Portfolio referenced above, effective on the Substitution Date, Class I shares of the Voya Russell^{TM} Large Cap Index Portfolio will be added to your Contract as an available investment option.

Please note the following information about the Voya Russell^{TM} Large Cap Value Index Portfolio:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Russell^{TM} Large Cap Value Index Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.

IMPORTANT INFORMATION ABOUT THE COMPANY

Information about the Security Life of Denver Insurance Company found in your Contract prospectus and Statement of Additional Information is deleted and replaced with the following:

Security Life of Denver Insurance Company ("Security Life," "we," "us," "our," and the "Company") issues the Contract described in the prospectus and is responsible for providing the Contract's insurance benefits. All guarantees and benefits provided under the Contract that are not related to the Variable Account are subject to the claims paying ability of the Company and our General Account. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 650, Denver, Colorado 80237.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company, by the end of 2016.

IMPORTANT INFORMATION ABOUT THE PORTFOLIOS ("FUNDS") AVAILABLE THROUGH THE CONTRACT

The following chart lists the funds that are currently available through the Contract, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Contract Value to the Subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Equity-Income Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Voya Balanced Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Intermediate Bond Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Liquid Assets Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Multi-Manager Large Cap Core Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Russell™ Large Cap Growth Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya U.S. Stock Index Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return.
VY® Invesco Equity and Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY® JPMorgan Small Cap Core Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Oppenheimer Global Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price International Stock Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.

IMPORTANT INFORMATION ABOUT FUNDS
CLOSED TO NEW INVESTMENT

The Subaccounts that invest in the following funds have been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Fidelity Investments Money Management, Inc. and other investment advisers	Seeks as high a level of current income as is consistent with the preservation of capital.
Invesco V.I. Core Equity Fund (Series I) **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.

Contract owners who have Contract Value allocated to one or more of the Subaccounts that correspond to these funds may leave their Contract Value in those Subaccounts, but future allocations and transfers into them are prohibited. If your most recent payment allocation instructions includes a Subaccount that corresponds to one of these funds, payment received that would have been allocated to a Subaccount corresponding to one of these funds may be automatically allocated among the other available Subaccounts according to your most recent payment allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050. **See the YOUR RIGHT TO TRANSFER section beginning on page 20 of your Contract prospectus for information about making allocation changes.**

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050


If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.